Exhibit 99.2

GAMBLING.COM GROUP LIMITED

GAMBLING.COM GROUP LIMITED

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(USD in thousands, except per share amounts)

		THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	NOTE	2021	2020	2021	2020
Revenue	15	10,392	6,259	21,909	10,370
Sales and marketing expenses	16	(3,144)	(1,598)	(5,848)	(3,858)
Technology expenses	16	(944)	(510)	(1,634)	(1,045)
General and administrative expenses	16	(3,387)	(875)	(6,159)	(1,958)
Allowance for credit losses	3	240	(14)	100	(161)

Operating profit		3,157	3,262	8,368	3,348
(Losses) gains on financial liability at fair value through profit or loss	12	—	(2,839)	—	2,160
Finance income	17	394	23	552	309
Finance expense	17	(524)	(574)	(761)	(1,161)

Income (loss) before tax		3,027	(128)	8,159	4,656
Income tax charge	19	(582)	(300)	(1,248)	(351)

Net income (loss) for the period attributable to the equity holders		2,445	(428)	6,911	4,305

Other comprehensive income (loss)
Exchange differences on translating foreign currencies		490	375	(1,202)	(34)

Total comprehensive income (loss) for the period attributable to the equity holders		2,935	(53)	5,709	4,271

Net income (loss) per share attributable to ordinary shareholders, basic	18	0.09	(0.02)	0.24	0.16

Net income (loss) per share attributable to ordinary shareholders, diluted	18	0.08	(0.02)	0.22	0.14

The accompanying notes are an integral part of these condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED

Condensed Consolidated Statements of Financial Position (Unaudited)

(USD in thousands)

	NOTE	JUNE 30, 2021	DECEMBER 31, 2020
ASSETS
Non-current assets
Property and equipment	4	610	515
Intangible assets	6	23,566	23,560
Right-of-use assets	5	1,612	1,799
Deferred tax asset	14	5,459	5,778

Total non-current assets		31,247	31,652

Current assets
Trade and other receivables	7	6,724	5,506
Cash and cash equivalents		17,168	8,225

Total current assets		23,892	13,731

Total assets		55,139	45,383

EQUITY AND LIABILITIES
Equity
Share capital	8	64	64
Capital reserve	9	19,979	19,979
Share option and warrants reserve	10,11	1,462	296
Foreign exchange translation reserve		1,328	2,530
Retained earnings		18,254	11,343

Total equity		41,087	34,212

Non-current liabilities
Borrowings	12	5,944	5,937
Lease liability	5	1,419	1,562

Total non-current liabilities		7,363	7,499

Current liabilities
Trade and other payables	13	4,821	2,428
Borrowings and accrued interest	12	118	23
Lease liability	5	392	413
Income tax payable		1,358	808

Total current liabilities		6,689	3,672

Total liabilities		14,052	11,171

Total equity and liabilities		55,139	45,383

The accompanying notes are an integral part of these condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED

Condensed Consolidated Statements of Changes In Equity (Unaudited)

(USD in thousands)

	NOTE	SHARE CAPITAL	CAPITAL RESERVE	SHARE OPTION AND WARRANTS RESERVE	FOREIGN EXCHANGE TRANSLATION RESERVE	RETAINED EARNINGS/ ACCUMULATED DEFICIT	TOTAL
Balance at January 1, 2021		64	19,979	296	2,530	11,343	34,212
Transactions with owners
Movements in share option and warrants reserve	10,11	—	—	1,166	—	—	1,166

		—	—	1,166	—	—	1,166

Comprehensive income
Net income		—	—	—	—	6,911	6,911
Exchange differences on translating foreign currencies		—	—	—	(1,202)	—	(1,202)

Balance at June 30, 2021		64	19,979	1,462	1,328	18,254	41,087

Balance at January 1, 2020		61	16,007	621	50	(3,808)	12,931
Transactions with owners
Issue of share capital	8,9	1	590	—	—	—	591
Movements in share option and warrants reserve	10,11	—	2	(4)	—	—	(2)

		1	592	(4)	—	—	589

Comprehensive income
Net income		—	—	—	—	4,305	4,305
Exchange differences on translating foreign currencies		—	—	—	(34)	—	(34)

Balance at June 30, 2020		62	16,599	617	16	497	17,791

The accompanying notes are an integral part of these condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED

Condensed Consolidated Statements of Cash Flows (Unaudited)

(USD in thousands)

		THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	NOTE	2021	2020	2021	2020
Cash flow from operating activities
Income (loss) before tax		3,027	(128)	8,159	4,656
Finance expenses, net	17	130	551	209	852
Losses (gains) on financial instruments valuation	12	—	2,839	—	(2,160)
Adjustments for non-cash items:
Depreciation and amortization		634	517	1,216	1,050
Movements in credit loss allowance	3	(240)	14	(100)	161
Share option charge	11	245	—	1,063	—

Cash flows from operating activities before changes in working capital		3,796	3,793	10,547	4,559

Changes in working capital
Trade and other receivables		14	(744)	(1,243)	(1,141)
Trade and other payables		1,464	180	2,710	40
Income tax paid		(536)	—	(536)	—

Cash flows generated by operating activities		4,738	3,229	11,478	3,458

Cash flows from investing activities
Acquisition of property and equipment	4	(188)	—	(218)	(17)
Acquisition of intangible assets	6	(1,428)	—	(1,741)	—

Cash flows used in investing activities		(1,616)	—	(1,959)	(17)

Cash flows from financing activities
Issue of ordinary shares and share warrants	8,9,10	—	120	—	630
Equity issue costs		—	—	—	(40)
Repayment of notes and bonds	12	—	—	—	(3,444)
Interest paid	12	—	(677)	(121)	(677)
Proceeds from issuance of finance instruments	12	—	180	—	180
Warrants repurchased	10,11	—	(68)	—	(129)
Principal paid on lease liability	5	(49)	(36)	(95)	(75)
Interest paid on lease liability	5	(47)	(50)	(96)	(99)

Cash flows used in financing activities		(96)	(531)	(312)	(3,654)

Net movement in cash and cash equivalents		3,026	2,698	9,207	(213)
Cash and cash equivalents at the beginning of the period		14,035	4,162	8,225	6,992
Net foreign exchange differences on cash and cash equivalents		107	98	(264)	179

Cash and cash equivalents at the end of the period		17,168	6,958	17,168	6,958

The accompanying notes are an integral part of these condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(USD in thousands except share and per-share amounts)

1. GENERAL COMPANY INFORMATION

Gambling.com Group Limited (the “Company” or “Group”) is a public limited liability company founded in 2006 and incorporated in the Channel Island of Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended. Our registered address is 22 Grenville Street, St. Helier, Channel Island of Jersey JE4 8PX.

We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry. Our principal focus is on iGaming and sports betting. Through our proprietary technology platform, we publish a portfolio of premier branded websites including gambling.com and bookies.com.

2. BASIS OF PRESENTATION

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all disclosures that would otherwise be required in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and should be read in conjunction with the 2020 audited consolidated financial statements included in the Company’s Registration Statement, previously filed with the U.S. Securities and Exchange Commission on July 22, 2021 (“2020 audited consolidated financial statements”).

3. SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s statement of financial position as of June 30, 2021 and its results of operations and cash flows for the three and six months ended June 30, 2021 and 2020 and its changes in equity for the six months ended June 30, 2021 and 2020. The results of operations for the three and six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the year ended December 31, 2021 or for any future annual or interim period.

USE OF ESTIMATES AND JUDGEMENTS

In preparing these condensed consolidated financial statements, the Company has made estimates and judgements that impact the application of accounting policies and reported amounts. The significant estimates and judgements made in applying the Company’s accounting policies and key sources of estimation were the same as those described in its 2020 audited consolidated financial statements.

NEW AND AMENDED STANDARDS ADOPTED BY THE GROUP IN 2021

The Group has analyzed the following amendments to existing standards that are mandatory for the Group’s accounting period beginning on January 1, 2021, and determined they had limited or no impact on the Group’s financial statements:

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest Rate Benchmark Reform

•	Amendment to IFRS 16, Covid-19-Related Rent Concessions beyond 30 June 2021

STANDARDS ISSUED BUT NOT YET EFFECTIVE

There were a number of standards and interpretations which were issued but not effective until periods beginning subsequent to December 31, 2021. These amendments have not been early adopted for these condensed consolidated financial statements and are not expected to have a significant impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application.

FOREIGN CURRENCY TRANSLATION

The following exchange rates were used to translate the financial statements of the Group into USD from Euros:

	PERIOD END (1)	AVERAGE FOR PERIOD (2)	BEGINNING OF PERIOD (1)	LOW	HIGH
Six Months Ended June 30:	(EUR per USD)
2021	0.84	0.83	0.81	0.81	0.85
2020	0.89	0.91	0.89	0.87	0.93

(1)	Exchange rates are as per European Central Bank.
(2)	The average is based on published rates refreshed daily by the European Central Bank.

SEGMENT REPORTING

An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (“CEO”). The Group does not divide its operations into different segments, and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system.

CREDIT RISK MANAGEMENT

Credit risk arises from cash and cash equivalents and trade and other receivables. The exposure as of the reporting date is as follows:

	AS AT JUNE 30, 2021	AS AT DECEMBER 31, 2020
Trade and other receivables (excluding prepayments)	4,134	5,046
Cash and cash equivalents	17,168	8,225

	21,302	13,271

For both the three months ended June 30, 2021 and 2020, revenues generated from one customer amounted to 23% of the Group’s total sales. For the six months ended June 30, 2021 and 2020, revenues generated from one customer amounted to 18% and 22% of the Group’s total sales, respectively.

The Group has the following financial assets that are accounted for using the expected credit loss (ECL) model: trade receivables and other financial assets carried at amortized cost. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. The expected loss rates are based on the historical credit losses experienced over a recent twelve-month period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors (such as GDP growth, inflation rate and unemployment forecasts) affecting the ability of the customers to settle the receivables.

The aging of trade receivables that are past due but not impaired is shown below:

	AS AT JUNE 30, 2021	AS AT DECEMBER 31, 2020
Between one and two months	12	190
Between two and three months	12	21
More than three months	13	8

	37	219

The Company did not recognize any specific impairment on trade receivables during the three and six months ended June 30, 2021.

The activity in the credit loss allowance was as follows:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2021	2020	2021	2020
Balance at the beginning of the period	454	458	352	340
Increase in credit losses allowance	(240)	14	(100)	161
Write offs	7	14	19	14
Translation effect	(5)	1	(55)	(28)

Balance at the end of the period	216	487	216	487

The Group actively manages credit limits and exposures in a practicable manner such that past due amounts receivable from the operator customers are within controlled parameters. Management assesses the credit quality of the operators, taking into account their financial position, past experience and other factors. The Group’s receivables are principally in respect of transactions with operators for whom there is no recent history of default. Management does not expect significant losses from non-performance by these operators above the ECL provision. The directors consider that the Group was not exposed to significant credit risk as at the end of the current reporting period.

The Group monitors intra-group credit exposures at the individual entity level on a regular basis and ensures timely performance in the context of its overall liquidity management. Management concluded the Group’s exposure to credit losses on intra-group receivables were immaterial.

As cash and cash equivalents are held with financial institutions, any credit risk is deemed to be immaterial. The IFRS 9 assessment conducted for these balances did not identify any material impairment loss as of June 30, 2021.

4. PROPERTY AND EQUIPMENT

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
At January 1, 2021	342	173	515
Additions	218	—	218
Depreciation charge	(68)	(14)	(82)
Translation differences	(36)	(5)	(41)

At June 30, 2021	456	154	610

Cost	855	235	1,090
Accumulated depreciation	(399)	(81)	(480)

Net book amount at June 30, 2021	456	154	610

For the three months ended June 30, 2021, cash paid for the acquisition of property and equipment was $188. For the six months ended June 30, 2021 and 2020, cash paid for the acquisition of property and equipment was $218 and $17, respectively.

The following is the reconciliation of depreciation expense for the three months and six months ended June 30, 2021 and 2020:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2021	2020	2021	2020
Depreciation expensed to technology expenses	4	4	8	7
Depreciation expensed to general and administrative expenses	43	26	74	52

Total depreciation expense	47	30	82	59

5. LEASES

Below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the periods presented:

	RIGHT-OF-USE ASSETS	LEASE LIABILITIES
At January 1, 2021	1,799	1,975
Amortization of right-of-use assets	(167)	—
Interest expense	—	97
Payments	—	(191)
Translation differences	(20)	(70)

At June 30, 2021	1,612	1,811

For the three months ended June 30, 2021 and 2020, amortization expense of right-of-use assets was $93 and $56, respectively, and lease payments related to lease liabilities were $97 and $86, respectively.

For the six months ended June 30, 2021 and 2020, amortization expense of right-of-use assets was $167 and $127, respectively, and lease payments related to lease liabilities were $191 and $174, respectively.

Lease payments not recognized as a liability

The expense relating to payments not included in the measurement of the lease liability is as follows:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2021	2020	2021	2020
Short-term leases	83	51	170	260

6. INTANGIBLE ASSETS

	DOMAINS NAMES MOBILE APPS AND RELATED WEBSITES	CUSTOMER CONTRACTS	OTHER INTANGIBLES	TOTAL
At January 1, 2021	23,543	—	17	23,560
Domains and other assets	956	—	81	1,037
Capitalized software development	—	—	704	704
Amortization charge	(946)	—	(21)	(967)
Translation differences	(720)	—	(48)	(768)

At June 30, 2021	22,833	—	733	23,566

Cost	27,853	1,049	770	29,672
Accumulated amortization	(5,020)	(1,049)	(37)	(6,106)

Net book amount at June 30, 2021	22,833	—	733	23,566

Amortization expense of intangible assets for the three months ended June 30, 2021 and 2020 was $494 and $431, respectively. Amortization expense of intangible assets for the six months ended June 30, 2021 and 2020 was $967 and $864, respectively.

For the three months ended June 30, 2021, cash paid for the acquisition of intangible assets and capitalized software developments was $1,428. For the six months ended June 30, 2021, cash paid for the acquisition of intangible assets and capitalized software development was $1,741.

As of June 30, 2021, the net book value of assets with finite useful lives was $3,015 of which $2,282 related to a finite life mobile app and $733 related to other intangibles, and the net book value of assets with indefinite useful lives was $20,551 related to domain names and related websites.

7. TRADE AND OTHER RECEIVABLES

	AS AT JUNE 30,	AS AT DECEMBER 31,
	2021	2020
Current
Trade receivables, net	3,967	4,839
Other receivables	82	141
Deposits	85	66
Prepayments	2,590	460

	6,724	5,506

As of June 30, 2021, the Group incurred $2,262 of deferred offering costs, which are included in prepayments.

	AS AT JUNE 30,	AS AT DECEMBER 31,
	2021	2020
Trade receivables, gross	4,183	5,191
Credit loss allowance	(216)	(352)

Trade receivables, net	3,967	4,839

Trade receivables are unsecured and subject to settlement typically within 30 days. Details on movements in the allowance are disclosed within Note 3.

8. SHARE CAPITAL

	SHARES	USD
Issued and fully paid ordinary shares with a nominal value of EUR 0.002 (USD 0.002) each
As at January 1, 2021	28,556,422	64
Shares issued and sold	—	—

As at June 30, 2021	28,556,422	64

As at January 1, 2020	27,291,543	61
Shares issued and sold	279,269	1
As at June 30, 2020	27,570,812	62

At June 30, 2021 and December 31, 2020, total authorized share capital of the Company was 35,000,000 shares with a nominal value of EUR 0.002 (USD 0.002) each.

In February 2020, the Group issued and sold 164,269 ordinary shares in exchange for cash proceeds of $510. Costs attributable to the issue of new equity amounted to $40 and were netted against proceeds received.

In June 2020, share warrants for 115,000 ordinary shares were exercised by the non-executive directors, and cash proceeds of $120 were received by the Company.

9. CAPITAL RESERVE

	SIX MONTHS ENDED JUNE 30,
	2021	2020
Opening carrying amount	19,979	16,007
Share warrants repurchased (Note 10)	—	2
Share capital issue (Note 8), net of issuance costs	—	590

Closing carrying amount	19,979	16,599

10. SHARE OPTION AND WARRANTS RESERVE

Changes in the share option and warrants reserve are as follows:

	OPTIONS AND WARRANTS	USD
As at January 1, 2021	2,854,744	296
Share warrants & share options expense	—	297
Modification of share warrant	—	869
Share options forfeited	(10,000)	—

As at June 30, 2021	2,844,744	1,462

As at January 1, 2020	3,345,354	621
Share warrants repurchased	(135,000)	(2)
Share warrants exercised	(115,000)	(2)

As at June 30, 2020	3,095,354	617

In January 2021, share options to purchase 10,000 ordinary shares that were issued under the 2020 Stock Incentive Plan were forfeited (see Note 11).

As at June 30, 2021, there was a total of 2,844,744 warrants and options outstanding including 735,000 warrants and options issued under the 2020 Stock Incentive plan (see Note 11).

In March 2020, share warrants that had originally been issued and sold in June 2019 to an executive to purchase 100,000 ordinary shares were repurchased by the Company.

In June 2020, non-executive directors exercised 115,000 warrants and the Company repurchased 35,000 warrants.

11. SHARE-BASED PAYMENTS

The number of awards outstanding under the 2020 Stock Incentive Plan as at June 30, 2021, is as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN EUR
Awards outstanding as at January 1, 2021	745,000	3.01
Forfeited	(10,000)	3.01

Awards outstanding as at June 30, 2021	735,000	3.01

For the three and six months ended June 30, 2020, there were no issued or outstanding awards classified as share-based payments under the 2020 Stock Incentive plan.

Determination of Fair Value of Options and Warrants

In June 2021, the liability-classified warrant issued in November 2020 was modified to additionally allow net-share settlement in the event of the holder’s employment termination. The Company has the right to choose between settlement on a net-share or net-cash basis. Accordingly, effective in June 2021, the warrant qualified for recognition as an equity instrument. The carrying value of the warrant liability of $869 was reclassified as equity at the modification date.

As of modification date, the fair value per share for this warrant of EUR 3.66 was determined using the Black-Scholes model with the main data inputs being volatility of 60%, an expected life of 3.4 years and an annual risk-free interest rate of 0.51%. The exercise price for this warrant is EUR 3.01 per share.

Share-based Payment Expense

(in thousands)	THREE MONTHS ENDED JUNE 30, 2021	SIX MONTHS ENDED JUNE 30, 2021
Equity classified share options and warrants expense	171	341
Liability classified warrant expense	74	722

Share-based payment expense	245	1,063

12. BORROWINGS

As of June 30, 2021 and December 31, 2020, the non-current and current borrowings are as follows:

	AS AT JUNE 30,	AS AT DECEMBER 31,
	2021	2020
Non-current	5,944	5,937
Current	118	23

Total	6,062	5,960

As of June 30, 2021 and December 31, 2020, the total outstanding borrowings are as follows:

	AS AT JUNE 30,	AS AT DECEMBER 31,
	2021	2020
Term loan	6,062	5,960

As at January 1, 2020, the Company had outstanding EUR-denominated senior secured bonds with nominal amount EUR 16,000 ($17,974) and carried at fair value of USD 18,242. In March 2020, the Group repurchased a portion of its Euro-denominated senior secured bonds with a nominal amount (including accrued interest) of EUR 4,364 ($4,812 for the six months ended June 30, 2020), in exchange for a cash payment of EUR 3,123 ($3,444 for the six months ended June 30, 2020) and subsequently cancelled the purchased bonds. For the three and six months ended June 30, 2020, the Company paid interest of EUR 614 ($677) on the remaining outstanding EUR-denominated senior secured bonds, which were fully redeemed as of December 31, 2020.

For the three months ended June 30, 2020, total “Fair value movements” amounted to a loss of EUR 2,574 ($2,839) related to the remeasurement to fair value of the remaining outstanding bonds using market quoted prices.

For the six months ended June 30, 2020, total “Fair value movements” amounted to EUR 1,960 ($2,160) of which EUR 1,241 ($1,368) related to the gain on repurchase and EUR 719 ($792) related to the remeasurement to fair value of the remaining outstanding bonds using market quoted prices.

In June 2020, the Group received $180 under an unsecured loan granted under the Payment Protection Plan program authorized by the United States government in response to the novel coronavirus (“COVID-19”) pandemic, as part of the CARES Act. The loan is repayable in monthly instalments from April 2021 to May 2022, bears interest at 1% per annum and could be forgiven to the extent proceeds of the loan are used for eligible expenditures, such as payroll and other expenses described in the CARES Act. As the Group reasonably believes that it will meet the terms for forgiveness, the loan is accounted for as a grant related to income and initially recognized as a deferred income liability. Subsequent to initial recognition, the Company reduced the liability, with the offset presented as a reduction of the related expense (i.e., payroll related costs) during the year ended December 31, 2020.

In December 2020, the Group entered into a term loan agreement with an investor, pursuant to which it borrowed $6,000 bearing an interest rate of 8% and due in December 2022, which was used, in part, to redeem the remaining outstanding senior secured bonds due in 2021. The term loan is accounted for at amortized cost using the effective interest method. The transaction costs directly attributable to the issuance were $66 and are capitalized as part of the initial carrying amount of the term loan and subsequently amortized into profit or loss over its term through the application of the effective interest method. For the six months ended June 30, 2021, the Group paid interest of $121 on the term loan.

13. TRADE AND OTHER PAYABLES

	AS AT JUNE 30,	AS AT DECEMBER 31,
	2021	2020
Trade payables(i)	367	521
Accruals	4,106	1,447
Indirect taxes	194	225
Liability classified warrant	—	151
Other payables	154	84

	4,821	2,428

(i)	Trade payables balance is unsecured, interest-free and settled within 60 days from incurrence.

The liability classified warrant was reclassified to equity in June 2021 as a result of a modification to the warrant (see Note 11).

14. DEFERRED TAX

Deferred tax assets and liabilities are offset when they relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.

The following amounts determined after appropriate offsetting are shown in the consolidated statement of financial position:

	AS AT JUNE 30,	AS AT DECEMBER 31,
	2021	2020
Deferred tax asset to be recovered after more than 12 months	5,459	5,778
Deferred tax liability to be paid after more than 12 months	—	—

	5,459	5,778

The change in the deferred income tax account is as follows:

	SIX MONTHS ENDED JUNE 30,	YEAR ENDED DECEMBER 31,
	2021	2020
Deferred tax asset at the beginning of the period	5,778	—
Charged (credited) to the consolidated statement of comprehensive income	(139)	5,377
Translation differences	(180)	401

Deferred tax asset at the end of the period	5,459	5,778

Deferred taxes are calculated on temporary differences under the liability method using the principal tax rate within the relevant jurisdiction. The balance is comprised of the following:

	AS AT JUNE 30,	AS AT DECEMBER 31,
	2021	2020
Intangible assets	4,785	4,956
Trading losses and other allowances	674	822

Net deferred tax assets	5,459	5,778

At June 30, 2021, the Group had unutilized trading losses and other allowances of $24,577 of which $11,076 were not recognized based on management’s performance projections for 2021 – 2026 and the related ability to utilize the tax losses. The resulting deferred tax asset of $674 is based on the deductions allowed by Article 14(1)(m) of the Malta Income Tax Act. At June 30, 2021, the Group had unutilized capital allowances of $72,272 related to the transferred intangible assets, of which $34,450 were not recognized based on management’s performance projections for 2021 – 2026 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $4,785.

At December 31, 2020, the Group had unutilized trading losses and other allowances of $25,458 of which $9,011 were not recognized based on management’s performance projections for 2021 – 2025 and the related ability to utilize the tax losses. The resulting deferred tax asset of $822 is based on the deductions allowed by Article 14(1)(m) of the Malta Income Tax Act. At December 31, 2020, the Group had unutilized capital allowances of $79,296 related to the transferred intangible assets, of which $39,645 were not recognized based on management’s performance projections for 2021 – 2025 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $4,956.

15. REVENUE

Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

The Group presents revenue as disaggregated by market based on the location of the end user as follows:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2021	2020	2021	2020
U.K. and Ireland	5,410	3,489	11,682	6,098
Other Europe	2,822	969	5,822	1,791
North America	1,408	1,097	3,060	1,495
Rest of the world	752	704	1,345	986

Total revenues	10,392	6,259	21,909	10,370

The Group presents disaggregated revenue by monetization type as follows:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2021	2020	2021	2020
Hybrid commission	4,611	3,238	9,873	5,334
Revenue share commission	1,054	825	2,023	1,510
CPA commission	3,558	2,130	7,934	3,241
Other revenue	1,169	66	2,079	285

Total revenues	10,392	6,259	21,909	10,370

The Group also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type is as follows:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2021	2020	2021	2020
Casino	9,087	5,570	19,201	8,935
Sports	1,170	518	2,343	1,192
Other	135	171	365	243

Total revenues	10,392	6,259	21,909	10,370

16. OPERATING EXPENSES

Sales and marketing expenses

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2021	2020	2021	2020
Wages, salaries, benefits and social security costs	1,847	941	3,387	2,064
External marketing expenses	371	153	726	704
Amortization of intangible assets	463	423	926	846
Share-based payments	155	—	301	—
Other	308	81	508	244

Total sales and marketing expenses	3,144	1,598	5,848	3,858

Technology expenses

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2021	2020	2021	2020
Wages, salaries, benefits and social security costs	789	478	1,397	924
Depreciation of property and equipment	4	4	8	7
Amortization of intangible assets	31	8	41	18
Other	120	20	188	96

Total technology expenses	944	510	1,634	1,045

General and administrative expenses

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2021	2020	2021	2020
Wages, salaries, benefits and social security costs	943	534	1,838	1,150
Share-based payments	90	—	762	—
Depreciation of property and equipment	43	26	74	52
Amortization of right-of-use assets	93	56	167	127
Short term leases	83	51	170	110
Legal and consultancy fees	468	110	886	161
Non-recurring accounting and legal fees related to offering	392	—	898	—
Non-recurring employees’ bonuses related to offering	1,090	—	1,090	—
Other	185	98	274	358

Total general and administrative expenses	3,387	875	6,159	1,958

17. FINANCE INCOME AND FINANCE EXPENSES

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2021	2020	2021	2020
Finance income	394	23	552	309
Finance expenses	(524)	(574)	(761)	(1,161)

Net finance expenses	(130)	(551)	(209)	(852)

Finance income of the Group is mainly comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency.

Finance expenses for the three months ended June 30, 2021 is comprised of $118 of interest expense on the term loan, $48 of interest expense on lease liabilities, $331 of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and $27 related to other finance charges.

Finance expenses for the three months ended June 30, 2020 is comprised of $336 of interest expense on senior secured bonds due in 2021, $68 of costs to repurchase warrants, $42 of interest expense on lease liabilities, $118 of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and $10 related to other finance charges.

Finance expenses for the six months ended June 30, 2021 is comprised of $242 of interest expense on the term loan, $97 of interest expense on lease liabilities, $370 of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and $52 related to other finance charges.

Finance expenses for the six months ended June 30, 2020 is comprised of $799 of interest expense on senior secured bonds due in 2021, $129 of costs to repurchase warrants, $86 of interest expense on lease liabilities, $128 of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and $19 related to other finance charges.

18. BASIC AND DILUTED INCOME PER SHARE

Basic income per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the quarter.

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2021	2020	2021	2020
Net income (loss) for the period attributable to the equity holders	2,445	(428)	6,911	4,305
Weighted-average number of ordinary shares, basic	28,556,422	27,361,757	28,556,422	27,408,284

Net income (loss) per share attributable to ordinary shareholders, basic	0.09	(0.02)	0.24	0.16

Net income (loss) for the period attributable to the equity holders	2,445	(428)	6,911	4,305
Weighted-average number of ordinary shares, diluted	31,401,166	27,361,757	31,401,166	30,681,694

Net income (loss) per share attributable to ordinary shareholders, diluted	0.08	(0.02)	0.22	0.14

For disclosures regarding the number of outstanding shares, see Note 8.

19. TAX EXPENSE

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2021	2020	2021	2020
Current tax expense	509	300	1,109	351
Deferred tax charge (Note 14)	73	—	139	—

	582	300	1,248	351

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the applicable tax rate of 5% as follows:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2021	2020	2021	2020
Income before tax	3,027	(128)	8,159	4,656

Tax expense at 5%	151	(6)	408	233
Tax effects of:
Disallowed expenses	140	31	246	46
Income not subject to tax	—	142	—	(108)
Movements in temporary differences	(16)	(52)	(79)	(31)
Income subject to other tax rates	309	178	669	209
Other	(2)	7	4	2

	582	300	1,248	351

20. RELATED PARTY TRANSACTIONS

All significant shareholders and other companies controlled or significantly influenced by the shareholders, and all members of the key management personnel of the Group are considered by the Board of Directors to be related parties.

Directors’ and key management emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including Directors. Compensation paid or payable to key management was comprised of the following:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2021	2020	2021	2020
Salaries and remuneration to key management and executive directors	1,036	145	2,015	318
Non-executive directors’ fees	122	37	183	74

	1,158	182	2,198	392

The emoluments paid to the Directors during the three months ended June 30, 2021 and 2020 amounted to $166 and $111, respectively. The emoluments paid to the Directors during the six months ended June 30, 2021 and 2020 amounted to $332 and $222, respectively.

The following transactions were carried out with related parties:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2021	2020	2021	2020
Expenses
Remuneration paid as consultancy fees	756	74	1,012	189
Share-based payments	74	—	722	—
Salaries and wages	369	79	458	145
Other expenses	4	3	8	6

	1,203	156	2,200	340

As at June 30, 2021 and December 31, 2020, the balance outstanding to a related party was $787 and $25, respectively.

As at June 30, 2021 and December 31, 2020, the following warrants were held by related parties:

	AS AT JUNE 30,	AS AT DECEMBER 31,
	2021	2020
Key management and executive directors	2,109,744	1,909,744

During the six months ended June 30, 2021, 200,000 warrants held by an executive that were not previously included within related parties’ holdings were included as a result of a change in role included within Key management.

21. EVENTS AFTER THE REPORTING PERIOD

In July 2021, the Group completed an initial public offering and became listed on the NASDAQ Stock Market under the ticker symbol “GAMB”.

In July 2021, Dan D’Arrigo joined the Board of Directors of Gambling.com Group Limited.